Filed by Secure Computing Corporation

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Secure Computing Corporation

Commission File No.: 000-27074

This filing relates to a planned merger between Secure Computing Corporation (“Secure Computing”) and N2H2, Inc. (“N2H2”) pursuant to the terms of an Agreement and Plan of Reorganization, dated as of July 28, 2003 (the “Merger Agreement”), by and among Secure Computing, Nitro Acquisition Corp., a wholly owned subsidiary of Secure Computing, and N2H2. The Merger Agreement will be filed with the Securities and Exchange Commission as an exhibit to the Report on Form 8-K to be filed by Secure Computing.

On July 29, 2003, Secure Computing issued the following press release:

Secure Computing Contacts:	N2H2 Contacts:

Editorial:	Editorial:
Shannon Gomez, Secure Computing	David Burt, N2H2
shannon_gomez@securecomputing.com	dburt@n2h2.com
408-979-6121	206-892-1130

Investor:	Investor:
Elissa Lindsoe, Secure Computing	Paul Quinn, N2H2
elissa_lindsoe@securecomputing.com	pquinn@n2h2.com
651-628-5362	206-336-1520

Secure Computing Corporation Announces Plans to Acquire N2H2, Inc.

Acquisition Expected to be Accretive, Adds Premier Education Customers

SAN JOSE, Calif. and SEATTLE, Wash., July 29, 2003 – Secure Computing Corporation (Nasdaq: SCUR), the experts in protecting the most important networks in the world, and N2H2, Inc. (OTC Bulletin Board: NTWO.OB - News), a global Internet content filtering company, today announced that they have signed a definitive merger agreement for Secure Computing to acquire all the outstanding stock of N2H2, Inc. in an all-stock transaction valued at approximately $19.9 million, based upon the close of market price on July 28, 2003. Under the merger agreement, Secure will issue 0.0841 shares of Secure Computing common stock for each outstanding share of N2H2 common stock, or approximately 1.861 million shares.

“N2H2 is an excellent fit with Secure,” said Tim McGurran, president and chief operating officer of Secure Computing. “This acquisition increases our market share and critical mass in the Internet content filtering marketplace and adds an impressive base of over 2,000 new customers. By combining the strengths and complimentary aspects of both companies, we will be able to offer customers more features, a wider range of Web filtering platforms and extended URL list capabilities. We also believe that the acquisition will be accretive to Secure’s earnings in the first full quarter of combined operations due to expected cost savings from consolidation and operating efficiencies,” continued McGurran.

“N2H2 has proven success in delivering best of breed content filtering solutions to education, corporate and government customers,” said Philip Welt, president and chief executive officer of N2H2, Inc. “Combined with SmartFilter® from Secure Computing, the industry’s leading On-Box™ filtering solution, as well as with Secure’s award-winning customer support and global presence, we will deliver to the marketplace the most comprehensive Internet content filtering solutions.”

About the Transaction

Under the terms of the definitive agreement, all of the outstanding shares of N2H2 common stock will be exchanged for Secure Computing common stock. The merger is subject to the satisfaction of customary closing conditions, including the approval of N2H2’s shareholders, and is expected to close during the fourth calendar quarter of 2003. Certain officers and directors holding more than 30% of N2H2 common stock in the aggregate have agreed to vote in favor of the merger. The foregoing summary is a general description of certain pricing and related terms contained in the definitive agreement for the transaction, and is qualified in its entirety by the definitive agreement, a copy of which will be filed by Secure Computing and N2H2 with the Securities and Exchange Commission on Form 8-K.

Additional Information about the Proposed Merger and Where to Find It

Secure Computing intends to file a proxy statement/prospectus with the Securities and Exchange Commission in connection with the transaction. N2H2 expects to mail the proxy statement/prospectus to shareholders of N2H2. These documents contain important information about the transaction. Investors and security holders are urged to read these documents carefully when they are available. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at www.sec.gov.

About Secure

Secure Computing (Nasdaq: SCUR) has been protecting the most important networks in the world for over 20 years. With broad expertise in security technology, Secure Computing develops network security products that help customers create a trusted environment both inside and outside of their organizations. Global customers and partners include the majority of the Dow Jones Global 50 Titans and the most prominent organizations in banking, financial services, healthcare, telecommunications, manufacturing, public utilities, and federal and local governments. The company is headquartered in San Jose, Calif., and has sales offices worldwide. For more information, see http://www.securecomputing.com.

About N2H2

N2H2 is a global Internet content filtering company. N2H2 software helps customers control, manage and understand their Internet use by filtering Web content, monitoring Internet access and delivering concise reports on user activity. These safeguards are designed to enable organizations of any size to limit potential legal liability, increase user productivity and optimize network bandwidth.

Based in Seattle, Wash. and serving millions of users worldwide, N2H2’s Bess® and Sentian™ product lines are powered by the company’s premium-quality filtering database—a list consistently recognized by independent and respected third-parties as the most effective in the industry. N2H2’s Sentian and Bess software (v2.0) is integrated with the Cisco Routers running IOS firewall (v12.2(15)T) and PIX firewall (v6.2 or later), Cisco Content Engine (ACNS v4.1 or later). N2H2’s software is Microsoft Gold Certified for the Microsoft ISA firewall, Check Point OPSEC compliant and available for major platforms and devices. Additional information is available at http://www.n2h2.com or by phoning 206-336-1501 or 800-971-2622.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995

The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward looking statements include Secure Computing’s belief that N2H2 is an excellent fit with Secure Computing and that the acquisition of N2H2 will strengthen Secure Computing’s current activities, add a base of new education customers, expand the scope of Secure’s product line and be accretive in the first quarter of combined operations. These statements are subject to uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include, among others, the following risks: that the transaction will not close, that the closing will be delayed, that customers and partners will not react favorably to the merger, risks associated with acquiring other companies, including integration risks, and other risks described in Secure Computing’s and N2H2’s Securities and Exchange Commission filings, including Secure’s Annual Report on Form 10-K for the year ended December 31, 2002 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and N2H2’s Annual Report on Form 10-K for the year ended September 30, 2002 and its Quarterly Report on form 10-Q for the quarter ended March 31, 2003 under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Neither Secure nor N2H2 undertake any obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release.

N2H2 and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the security holders of N2H2 in favor of the merger. The directors and executive officers of N2H2 and their beneficial ownership of N2H2 common stock are set forth in the most recent proxy statement filed by N2H2 with the Securities and Exchange Commission. Copies of those proxy statements may be obtained free of charge at the Commission’s website, www.sec.gov. Security holders of N2H2 may obtain additional information regarding the interests of the foregoing people by reading the proxy statement/prospectus when it becomes available.